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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.             )*

Tweeter Home Entertainment Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

901167106

(CUSIP Number)

Therese Mrozek

Weston Presidio

Pier 1, Bay 2

San Francisco, CA 94111

(415) 398-0770

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Weston Presidio Capital IV, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 1,843,420 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 1,843,420

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,843,420

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.82%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). WPC Entrepreneur Fund II, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 29,180 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 29,180

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,180

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.12%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Weston Presidio Capital Management IV, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 1,872,600 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 1,872,600

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,872,600

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.94%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Michael P. Lazarus

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8 SHARED VOTING POWER 1,872,600 9 SOLE DISPOSITIVE POWER 10 SHARED DISPOSITIVE POWER 1,872,600

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,872,600

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.94%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Michael F. Cronin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 8. SHARED VOTING POWER 1,872,600 9. SOLE DISPOSITIVE POWER 10. SHARED DISPOSITIVE POWER 1,872,600

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,872,600

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.94%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Schedule 13D

Item 1. Security and Issuer.

This Statement relates to the Common Stock (the “Common Stock”) of Tweeter Home Group, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 40 Pequot Way, Canton, MA 02021.

Item 2. Identity and Background.

(a) – (c) & (f)

This Statement is filed by Weston Presidio Service Company, LLC on behalf of:

Weston Presidio Capital Management IV, LLC, a Delaware limited liability company (Weston Presidio);

Weston Presidio Capital IV, L.P., a Delaware limited partnership of which Weston Presidio is the general partner (“Weston IV”);

WPC Entrepreneur Fund II, L.P., a Delaware limited partnership of which Weston Presidio is the general partner (“EF II”);

Michael Cronin, a managing member of Weston Presidio; and

Michael Lazarus, a managing member of Weston Presidio.

(i) Weston Presidio and Messrs. Cronin and Lazarus

The address of the principal office for Weston Presidio is Pier 1, Bay 2, San Francisco, CA 94111. The principal business of Weston Presidio is to act as a general partner of Weston IV and EF II. Michael Cronin and Michael Lazarus are the managing members of Weston Presidio. Michael Cronin is a member of the Board of Directors of the Issuer. The principal address for Michael Cronin is 200 Clarendon Street, 50th Floor, Boston, MA 02116. The principal address for Michael Lazarus is Pier 1, Bay 2, San Francisco, CA 94111. Both managing members are citizens of the United States of America.

(ii) Weston IV and EF II

The address of the principal office for Weston IV and EF II is Pier 1, Bay 2, San Francisco, CA 94111. Weston IV and EFII are private equity/venture capital funds, and Weston is their sole general partner. (See information in section (i) above regarding Weston Presidio and its managing members.)

(d) & (e)

During the last five years, neither Weston Presidio nor Weston IV, nor EF II, nor Messrs. Cronin or Lazarus (i) has been convicted in a criminal proceeding or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Weston IV beneficially owns an aggregate of 1,843,420 shares of Common Stock. Weston IV acquired such shares of Common Stock in the open market on the dates and at the quantities and prices set forth below. All purchases were made from the working capital of Weston IV.

Date	Amount	Price
2/5/03	984,417	$ 4.80
2/6/03	492,209	5.00
2/7/03	268,352	5.0952
2/10/03	98,442	5.0999

EF II beneficially owns an aggregate of 29,180 shares of Common Stock. EF II acquired such shares of Common Stock in the open market on the dates and at the quantities and prices set forth below. All purchases were made from the working capital of EF II.

Date	Amount	Price
2/5/03	15,583	$4.80
2/6/03	7,791	5.00
2/7/03	4,248	5.0952
2/10/03	1,558	5.0999

Item 4. Purpose of Transaction.

Weston IV and EF II acquired the shares of Common Stock for investment purposes. However, the reporting persons may hold talks or discussions with various parties, including, but not limited to, the Issuer’s management, its board of directors and other shareholders on a variety of possible subjects regarding ways to increase shareholder value. Some of the suggestions Weston Presidio might make may affect control of the Issuer and/or may relate to the following: the merger, acquisition or liquidation of the Issuer, the sale or transfer of the assets of the Issuer, a change in the board of directors or the management of the Issuer, a change in the present capitalization or dividend policy of the Issuer, a change in the Issuer’s business or corporate structure, a change in the Issuer’s charter or by-laws or changes in the Issuer’s listing or registration. The reporting persons intend to pay close attention to developments at and pertaining to the Issuer, and, subject to market conditions and other factors deemed relevant by the reporting persons, the reporting persons may, directly or indirectly, purchase additional shares of the Issuer or dispose of some or all of such shares in open market transactions or privately negotiated transactions.

Item 5. Interest in Securities of the Issuer.

(a)	Weston IV and EF II aggregately beneficially own 1,872,600 shares, or 7.94%, of the Common Stock of the Issuer, based upon 23,574,803 shares outstanding as of December 11, 2002, as reported on the latest 10-K of the Issuer.
(b)	Weston Presidio has voting power and dispositive power over the shares of Common Stock owned by Weston IV and EF II. As a holder of voting and dispositive authority over the shares owned by Weston IV and EF II, Weston Presidio may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 1,872,600 shares of the Issuer. Weston Presidio disclaims any economic interest or beneficial ownership of the shares covered by this Statement, except to the extent of its pecuniary interest therein.

Messrs. Cronin and Lazarus are the managing members and control persons of Weston Presidio, and for purposes of Rule 13d-3 may be deemed the beneficial owners of such shares deemed to be beneficially owned by Weston Presidio. Thus, Messrs. Cronin and Lazarus may be deemed, for purposes of Rule 13d-3, to be the beneficial owners of 1,872,600 shares of the Issuer. Messrs. Cronin and Lazarus disclaim any economic interest or beneficial ownership of these shares, except to the extent of their pecuniary interests therein.

Mr. Cronin is also the owner of 29,814 shares of the Issuer’s Common Stock and has options to purchase 20,500 shares of the Issuer’s Common Stock.

Neither Mr. Cronin nor Mr. Lazarus nor Weston Presidio has effected any transactions in the shares of the Issuer during the past 60 days.

(c)	See Item 3 above regarding transactions in the shares during the past 60 days by Weston IV and EF II.
(d)	Inapplicable.
(e)	Inapplicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Weston Presidio, as general partner of Weston IV and EF II, has a carried interest in Weston IV and EF II. Messrs. Cronin and Lazarus, as members as Weston Presidio, have an interest in Weston Presidio. See Item 7 regarding Joint Filing Statement.

Item 7. Material to be Filed as Exhibits.

The following is filed herewith as an Exhibit to this Statement:

Exhibit 1.1	A written agreement relating to the filing of the joint filing statement as required by Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2003

WESTON PRESIDIO CAPITAL MANAGEMENT IV, LLC

By:	/s/ Michael P. Lazarus

Michael P. Lazarus Managing Member

By:	/s/ Michael F. Cronin

Michael F. Cronin Managing Member

WESTON PRESIDIO CAPITAL IV, L.P.
By:	Weston Presidio Capital Management IV, LLC

By:	/s/ Michael P. Lazarus
Michael P. Lazarus
Managing Member

WPC ENTREPRENEUR FUND II, L.P.
By:	Weston Presidio Capital Management IV, LLC

By:	/s/ Michael P. Lazarus

Michael P. Lazarus Managing Member

/s/ Michael F. Cronin

Michael F. Cronin

/s/ Michael P. Lazarus
Michael P. Lazarus